UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras publishes Human Rights and Corporate Citizenship Report

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Rio de Janeiro, May 07, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that today it has released the new edition of its Human Rights and Corporate Citizenship Report, in which it highlights the company's main advances in 2023 in relation to the human rights agenda. In the document, Petrobras lists commitments and accounts for its ambition to integrate energy sources, contributing to a just energy transition, with full attention to people safety, and respect for the environment.

One of Petrobras' strategic commitments is to be one of the top three oil and gas companies in the Corporate Human Rights Benchmarking ranking by 2030. Other commitment is to carry out human rights’ due diligence on 100% of its operations. The company also plans to qualify 100% of its own employees and service providers in human rights; to increase the percentage of women from 20% to 25% and the percentage of black people in leadership positions from 20% to 25%; to implement 100% of the commitments of the Global Compact's Mind in Focus Movement, aimed at the integral health of employees, by 2030; and to encourage its suppliers to adopt a management approach that respects and promotes human rights.

In this second edition of the Report, Petrobras also discloses the progress made in relation to programs to prevent sexual violence and promote racial equity. Among the examples, we highlight a series of dialogues with women that provided input for the creation of the Petrobras Program against Sexual Violence, which was structured around four lines of action: Strategy, Prevention, Welcoming and Treatment of complaints. Petrobras' Racial Equity Program establishes initiatives to strengthen an organizational culture associated with the values of racial equity. The program carries out actions to increase the participation of black people in managerial and specialist positions. Petrobras also intends to involve the supply chain to encourage racial equity, as well as its networks and business partners.

To access the document, click here.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer